Manor Park Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** AND ENDING **12/31/21**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Manor Park Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 Mayhew Avenue
(No. and Street)

Larchmont	**NY**	**10538**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	**(908) 743-1307**	**srothenberg@integrated.solutions**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd.	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)
02/23/10		**5028**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Bradford Burkett</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Manor Park Securities LLC</u> as of <u>12/31/21</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

<u>Signature</u>

<u>Senior Managing Director</u>
Title

<u>2/28/2022</u>
Notary Public

DOUGLAS P KRISTENSEN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01KR6400760
Qualified in WESTCHESTER County
Commission Expires 11/25/2023

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA
_____

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Manor Park Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manor Park Securities LLC (the "Company") (a limited liability company), as of December 31, 2021, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Manor Park Securities LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016

Woodbury, New York
February 25, 2022

Manor Park Securities LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	20,001
Prepaid expenses		30,863
Total asssets	$	50,864

Liabilities and Members' Equity
Liabilities $ -

Members' Equity 50,864

Total liabilities and members' equity $ 50,864

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

   Manor Park Securities LLC, a New York limited liability company (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's primary business provides a range of advisory services in connection with mergers, acquisitions, capital raising and certain other corporate finance matters to clients in the healthcare and technology industries, including corporations, limited liability companies, partnerships, institutions, and high net worth individuals. The Company focuses on advising on solutions for clients' complex financial concerns, providing advice to senior management, boards of directors and business owners and institutions in transactions that typically are of significant strategic and financial importance to them. In connection therewith, the Company engages in private placements, mergers and acquisitions and advisory services.

   The Company will raise equity and debt or other forms of capital for its healthcare and technology clients through private placements with institutions including, but not limited to, corporate investors, private equity funds, venture capital funds, family offices, and high net worth individuals.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Concentration of Credit Risk
   All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at the financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Fair Value of Financial Instruments
   The Company's financial instruments consist of cash and accounts payable. The fair value of cash is based upon the bank balance at December 31, 2021. The fair value of accounts payable is estimated by management to approximate their carrying value at December 31, 2021.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Employee Benefits

The Company maintains a Simplified Employee Pension (SEP) plan for eligible employees. There was no income for the year ended December 31, 2021 and, therefore, no contributions were made to the SEP during 2021.

The Allowance for Credit Losses

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2021.

3.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of approximately $20,000 which was approximately $15,000 in excess of its required net capital of $5,000.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

4.   **Related Party**

The Company is dependent on its access to funding from the Member. The Member intends to continue to fund the operational and regulatory needs of the Company for at least one year and a day after the issuance of the financial statements.

Various company administrative or overhead expenses are provided by one of its members without charge to the company.

5.   **COVID-19**

During the 2020 calendar year, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2021 and determined there are no material subsequent events that would require additional recognition or disclosure in the Company's financial statements.